Exhibit 99.3

Highest Performances Holdings Inc.

(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING AND CLASS MEETING

TO BE HELD ON OCTOBER 31, 2024 (OR ANY ADJOURNMENT OR

POSTPONEMENT THEREOF)

We,                                                                                      of                                                                                      , being the registered holder of                                                                                       ordinary shares, par value US$0.001 per share in the share capital of Highest Performances Holdings Inc. (the “Company”) hereby appoint                                          , or failing him/her, the Chairman of the extraordinary general meeting being a simultaneous combined class meeting of the holders of ordinary shares of the Company (the “Combined Meeting”), as our proxy to attend and act on our behalf as a shareholder and class shareholder at the Combined Meeting to be held at 61F, Pearl River Tower, No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, People’s Republic of China on October 31, 2024 at 10:30 a.m. (Beijing time), and at any adjournment(s) or postponement(s) thereof. Our proxy is instructed to vote on a poll or on a show of hands on the resolutions and provide class approval in respect of the matters specified in the notice of the Combined Meeting as indicated below:

SPECIAL RESOLUTIONS	Please tick “√“or insert the number of shares to be voted for or against or to abstain in the appropriate column below
	FOR	AGAINST	ABSTAIN
1.

That the authorized share capital of the Company (the “Change of Share Capital and Variation of Rights”) be increased, redesignated and reclassified FROM US$2,000,000 divided into 2,000,000,000 shares consisting of (i) 1,950,000,000 Ordinary Shares of a nominal or par value of US$0.001 each (the “Ordinary Shares”); and (ii) 50,000,000 Preference Shares of a nominal or par value of US$0.001 each (the “Preference Shares”) TO US$5,000,000 divided into 5,000,000,000 shares consisting of (i) 4,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.001 each (the “Class A Ordinary Shares”); and (ii) 1,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.001 each (the “Class B Ordinary Shares”) by:

a)     re-designating and re-classifying 50,000,000 authorized and unissued Preference Shares to 50,000,000 authorized and unissued Class B Ordinary Shares;

b)    re-designating and re-classifying all of the authorized issued and unissued Ordinary Shares to Class A Ordinary Shares; and

c)     increasing the authorized share capital of the Company by creating authorized and unissued 2,050,000,000 Class A Ordinary Shares and authorized and unissued 950,000,000 Class B Ordinary Shares,

and that the rights attached to the Ordinary Shares be materially adversely varied or abrogated by adopting the AR M&A (as defined below) and the Class A Ordinary Shares and Class B Ordinary Shares shall each have the rights, preferences, privileges and restrictions attached thereto as set out in the AR M&A (as defined below).

2.	That the existing third amended and restated memorandum and articles of association of the Company be replaced in their entirety with a new fourth amended and restated memorandum and articles of association of the Company as set out in the form annexed as Exhibit A to the notice of the Combined Meeting (the “AR M&A”) to reflect the Change in Share Capital and Variation of Rights.
3.	That any director of the Company be authorized to take any and all action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit.

Dated                         , 2024

Signature:

(Given under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its common seal or under the hand of an officer or attorney duly authorized in writing)

INSTRUCTIONS:

1.	Only the holders of record of the ordinary shares of the Company at the close of business on October 1, 2024 (New York time) should use this form of proxy.

2.	If you are the holder of two or more ordinary shares, you may appoint more than one proxy to represent you and vote on your behalf at the Combined Meeting. A proxy need not be a shareholder. Please insert the name of the person(s) of your own choice that you wish to be appointed your proxy in the space provided, failing which the chairman of the Combined Meeting will be appointed as your proxy.

3.	Submission of the executed proxies shall not preclude you from attending and voting at the Combined Meeting in person and in such event, the appointment of a proxy shall be deemed to be revoked.

4.	Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. The ordinary shares represented by all properly executed proxies returned to the Company before 10:00 a.m. October 29, 2024 (Beijing time), being the deadline for return of such proxies, will be voted by the proxy holder at the Combined Meeting as indicated or, if no instruction is given, your proxy will vote or abstain at his/her discretion. As to any other business that may properly come before the Combined Meeting, the ordinary shares represented by all properly executed proxies will be voted in accordance with the discretion of proxy holders. The Company does not presently know of any other business which may come before the Combined Meeting. However, if any other matter properly comes before the Combined Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.

5.	Any alteration made to this form of proxy must be initialed by the persons(s) who sign(s) it.

6.	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, please mark, sign, date and return the form of proxy (together with any power of attorney or other authority under which it is signed or a notarized and/or duly certified copy of that power or authority) by mail to the Company at 61F, Pearl River Tower, No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, People’s Republic of China, Attention: Ms. Doris Wu, or send copies of the foregoing by email to ir@puyiwm.com or by phone to Ms. Doris Wu at +86-20-28866499, as soon as possible and in any event no later than 10:00 a.m. October 29, 2024 (Beijing time).